SEED EQUITY PROPERTIES, LLC

1660 S. Albion St., Suite 321
Denver, CO 80222
Ph: 303-848-8312
Fax: 303-957-5704
Email: nora.nye@budeq.com

December 26, 2018

Via electronic mail and EDGAR: MartinE@sec.gov

Ms. Erin E. Martin Legal Branch Chief
1.S. Securities & Exchange Commission
Division of Corporation Finance Office of Real Estate and Commodities 100 F Street, NE
Washington, D.C. 20549

Re: Seed Equity Properties LLC
 Amendment No. 1
Draft Offering Statement on Form 1-A Submitted November 13, 2018
CIK No. 0001743305

Dear Ms. Martin:

This letter is submitted on behalf of Seed Equity Properties, LLC (the "Company") in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated December 4, 2018 (the "Comment Letter") with respect to the Company's first amended draft Offering Statement on Form 1-A (CIK No. 0001743305) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on November 13, 2018, relating to the Company's offering of up to $50,000,000 in common shares (the "Offering Statement"). The responses provided are based upon information gathered by the Company. The Company is concurrently submitting for non-public review Amendment No. 2 to the draft Offering Statement (the "Amended Offering Circular"), which includes changes in response to the Staff's comments. We have enclosed with this letter a copy of the Amended Offering Circular, amended Operating Agreement, amended Subscription Agreement and amended Management Agreement which were submitted today by the Company via electronic mail and EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff's numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the First Amended Offering Statement, and page references in the responses refer to the Amended Offering Circular, the Amended Operating Agreement and the Amended Subscription Agreement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Circular, the Amended Operating Agreement or the Amended Subscription Agreement.

General

1. Please note your response to comment 1. Please supplementally provide us with a more fulsome discussion and analysis of how you specifically intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.

Response to Comment No. 1

In response to the Staff's comment, the Company has revised its Offering Circular to disclose additional information on the nature of the Company's business and that the Company will maintain an exemption from registration under the Investment Company Act of 1940, as amended. See pages 6-7 of the Amended Offering Circular.

2. We note your response to comment 2 that the Manager intends to register as an investment advisor. Please revise to disclose the current status of the Manager's investment advisor registration.

Response to Comment No. 2

The Manager is in the process of consulting with appropriate advisors and investigating the steps necessary to register the Manager as a Registered Investment Advisor. We anticipate completing the registration documents and process on or before March 31, 2018.

3. We note your response to comment 9. Please include the signatures required by Form 1-A.
        Refer to the Signatures section of Form 1-A for guidance.

Response to Comment No. 3

Our Amended Offering Circular has been updated to include the signature block as required by Form 1-A. See page 90 of the Amended Offering Circular.

4. Please revise to estimate your asset management fee assuming the maximum offering amount and maximum leverage.

Response to Comment No. 4

Our Amended Offering Circular was revised to estimate the Manager's asset management fees assuming the maximum offering amount and maximum leverage.  Further, the Management Agreement was revised to match the "Management Compensation" section in the Amended Offering Circular.  See page 3 of the Amended Offering Circular and pages 2-3 of the Management Agreement.

Risk Factors

Risks Related to our Organization and Structure

"By purchasing Class B Units in this Offering, you are bound by the arbitration provisions contained in our operating agreement," page 26

5. We note your revised disclosure in response to comment 6. Please also provide disclosure in your offering statement regarding the waiver of jury trial provision found in your Subscription Agreement. In this regard, please clarify whether the waiver of jury trial provision applies to claims under the federal securities laws, whether it would apply to purchasers in a secondary transaction and the material risks to investors resulting from the provision.

Response to Comment No. 5

In response to Items 5 and 6 (concerning the mandatory arbitration, waiver of jury and waiver of class action), we have revised our Operating Agreement, Subscription Agreement, and the Offering Circular to remove the arbitration, jury waiver, and class action waiver from our organizational documents.  In place of these deleted provisions we have inserted a forum and venue clause requiring all claims to be brought in the District of Colorado or the Colorado state courts sitting in Denver, Colorado. See pages 26-27 of the Amended Offering Circular.

6. We note your intention to apply the arbitration provision to secondary transactions. Please also clarify whether purchasers of units in a secondary transaction would be subject to the class action provision. In addition, please explain to how the provisions will be implemented to apply to secondary transactions. Please also address the risks related to limited access to information and other imbalances of resources between the company and unitholders, and the possibility that these provisions may discourage claims or limit unitholders' ability to bring a claim in a judicial forum that they find favorable.

Response to Comment No. 6

In response to Item 6, we have revised our organizational documents to remove the mandatory arbitration clause, the jury waiver, and class action waiver and inserted the forum and venue clause described above.  In addition, we have amended our Offering Circular to include the advisory language as stated in Item 6. See pages 26-27 of the Amended Offering Circular.

7. Please revise your offering statement, Operating Agreement and Subscription Agreement to affirmatively state that by agreeing to the provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Response to Comment No. 7

In response to Item 7, we have revised the documents as directed, by inserting the language set forth in Item 7.  The required language is now set forth in Section 13.18 of our Operating Agreement and in Paragraph 14 our Subscription Agreement.

8. Please expand your disclosure to discuss any uncertainty about the enforceability of the provisions

Response to Comment No. 8

In response to Item 8, we have added additional language to the Amended Offering Circular (see page 26 and 27) regarding the enforceability of the newly-added forum and venue clauses in the Operating Agreement and Subscription Agreement, which was added in lieu of the former arbitration clause, jury waiver, and class action waiver. See responses to Items 5 and 6, above.

Significant Security Ownership of our Manager, page 51

9. Please revise to identify the natural person(s) with voting or dispositive control over the Class A Units held by Budding Equity Management, Inc.

Response to Comment No. 9

In response to Item 9, we have modified the Amended Offering Circular to identify the natural persons with voting/dispositive control over the Class A Units held by Budding Equity Management, Inc. See Footnote 3 on page 50 of the Amended Offering Circular.

Dated: December 26, 2018  SEED EQUITY PROPERTIES, LLC
By its Manager,
Budding Equity Management, Inc., A Colorado Corporation

By: /s/N. Nora Nye
N. Nora Nye, President & CEO
NNN:ms Enclosures